UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Hartford HLS Series Fund II, Inc.

3.	Securities and Exchange Commission File No.: 811-04615

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

690 Lee Road

Wayne, Pennsylvania 19087

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lisa D. Zeises

Hartford Funds

690 Lee Road

Wayne, Pennsylvania 19087

610-386-4077

lisa.zeises@hartfordfunds.com

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Hartford Funds Management Company, LLC

690 Lee Road

Wayne, Pennsylvania 19087

610-386-4068

(Records of investment adviser and administrator)

State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, Massachusetts 02114

617-786-3000

(Custody and fund accounting records)

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

617-951-5000

(Records of sub-adviser)

Hartford Administrative Services Company

690 Lee Road

Wayne, Pennsylvania 19087

610-386-4068

(Records of transfer agent)

Hartford Funds Distributors, LLC

690 Lee Road

Wayne, Pennsylvania 19087

610-386-4068

(Records of distributor)

SS&C GIDS, Inc.

1055 Broadway

Kansas City, Missouri 64105

888-843-7824

(Sub-transfer agent records)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hartford Funds Management Company, LLC

690 Lee Road

Wayne, Pennsylvania 19087

(investment manager)

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(investment sub-adviser)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Hartford Funds Distributors, LLC

690 Lee Road

Wayne, Pennsylvania 19087

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes [ ] No

If Yes, state the date on which the board vote took place: February 13-14, 2024

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The reorganization of Hartford Small Cap Growth HLS Fund, a series of Hartford HLS Series Fund II, Inc., into Hartford Small Cap Growth HLS Fund, a series of Hartford Series Fund, Inc., was not required to be approved by shareholders pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended, the applicable laws of the state of Maryland and Hartford HLS Series Fund II, Inc.’s governing documents.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 29, 2024

(b)	Were the distributions made on the basis of net assets?

[x]	Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[x]	Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]	Yes [x] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes [x] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $25,026

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Blue Sky: $5,015

Printer and Filing Fees: $1,799

(iv)	Total expenses (sum of lines (i)-(iii) above): $31,840

(b)	How were those expenses allocated? The total expenses in Item 22(a)(iv) were allocated to Hartford Small Cap Growth HLS Fund.

(c)	Who paid those expenses? Hartford Small Cap Growth HLS Fund paid the expenses.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Hartford Small Cap Growth HLS Fund, a series of Hartford Series Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08629

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. The Agreement and Plan of Reorganization is attached as an exhibit to this Form N-8F.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hartford HLS Series Fund II, Inc., (ii) she is the Assistant Secretary of Hartford HLS Series Fund II, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Lisa D. Zeises
Lisa D. Zeises
Assistant Secretary

EXHIBIT INDEX

Agreement and Plan of Reorganization is filed herewith.